780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com

January 18, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Trust for Professional Managers

Ladies and Gentlemen:

We represent Trust for Professional Managers (the “Trust”) in connection with its filing of Post-Effective Amendment No. 43 (the “Post-Effective Amendment”) to the Trust’s Registration Statement (Registration Nos. 333-62298; 811-10401) on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended. The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

We consent to the use of this letter in the Post-Effective Amendment.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Helge K. Lee

Helge K. Lee

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI; WASHINGTON, DC; AND SHANGHAI, PRC
GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

January 18, 2007

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-1004

Re:    Trust for Professional Managers (the “Trust”)
                   File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of December 20, 2006 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 37 to its registration statement. PEA No. 37 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on November 30, 2006 for the purpose of adding one new series to the Trust: the Leader Short-Term Bond Fund (the “Fund”). PEA No. 37 was filed with a request pursuant to Rule 461(a) under the 1933 Act, as amended, that the effectiveness of PEA No. 37 be accelerated to January 19, 2007.

In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate. For your convenience in reviewing the Fund’s responses, your comments and suggestions are included in bold typeface immediately followed by the Fund’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

•
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

•
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

•
The Trust represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Fund’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED DECEMBER 20, 2006

Prospectus (Principal Investment Strategies)

1.
With respect to the Fund’s investments in government securities, as discussed in the first paragraph in this section and also in the Principal Risks section of the Prospectus, please revise to clarify that these are government agency securities.

The Fund responds by revising the applicable sentence to read as follows: “Fixed income securities in which the Fund may invest include foreign and domestic bonds, notes, corporate debt, government agency securities, strips and municipal securities,” and also by revising the related risk disclosure to refer to “U.S. Government Agency Securities” as well.

2.
With respect to the statement “The Fund’s average duration will normally be three years or less,” please define “duration,” and include an example later in the Prospectus to illustrate how duration is calculated.

The Fund responds by adding the following sentence to this disclosure: “Duration is a measure of a fixed income security’s average life that reflects the present value of the security’s cash flow, and accordingly, is a measure of price sensitivity to interest rate changes.”

The Fund also responds by adding the following example to the Prospectus showing how duration is calculated:

“As noted above, the Fund’s average duration will normally be three years or less. Duration is a measure of a fixed income security’s average life that reflects the present value of the security’s cash flow, and accordingly, is a measure of price sensitivity to interest rate changes. Duration is expressed in years, like maturity, but it is a better indicator of price sensitivity than maturity because it takes into account the time value of cash flows generated over the security’s life. Future interest and principal payments are discounted to reflect their present value and then are multiplied by the number of years they will be received to produce a value expressed in years. You can estimate the effect of interest rates on a fixed income fund’s share price by multiplying the fund’s Duration by an expected change in interest rates. For example, the share price of a fixed income fund with a Duration of three years would be expected to fall approximately 3% if interest rates rose by one percentage point.”

3.	Please revise the disclosure in this section concerning the Fund’s investments in “lower-quality, high yield bonds rated B or higher…” to clarify that such investments are also known as “junk bonds.”

The Fund responds by revising the applicable disclosure to read as follows: “The Fund may invest up to 30% of its assets in lower-quality, high yield bonds (commonly known as “junk bonds”) rated B or higher by Moody’s, Standard & Poor’s Ratings Group or other Nationally Recognized Statistical Rating Organization (“NRSRO”) or, if unrated by such NRSROs, determined by the Advisor to be of comparable quality.”

4.
With respect to the Fund’s investments in foreign fixed income securities, please revise the disclosure in this section to clarify whether such securities will be rated or unrated, or above or below investment grade.

The Fund responds by revising the applicable disclosure to read as follows:

Response: … “The Fund may invest up to 20% of its assets, determined at the time of investment, in foreign fixed income securities. Foreign fixed income securities may be investment grade, below investment grade, or unrated. The Fund may use options and credit default swaps to manage investment risk and liquidity.”

Prospectus (Principal Risks)

5.
Please revise the “Derivatives Risk” disclosure to clarify whether the Fund will invest in derivative securities for speculative purposes, or if such investments will be limited to use for hedging purposes.

The Fund responds by revising the applicable disclosure to read as follows:

“Derivatives Risk. The Fund may invest in derivative securities to attempt to hedge or limit the exposure of the Fund’s individual securities positions. When writing put and call options, the Fund is exposed to declines in the value of the underlying asset against which the option was written. To the extent required by the SEC, the Fund will cover the financial exposure created by writing put and call options either by purchasing or selling offsetting options or futures or designating liquid assets to cover such financial exposure. When purchasing options, the Fund is exposed to the potential loss of the option purchase price. Derivatives may be illiquid and the market for derivatives is largely unregulated. The use of derivatives may not always be a successful strategy and using them could lower the Fund’s return.”

6.
With respect to the second sentence in the “Derivatives Risk” disclosure, please revise the phrase “To the extent required…” to clarify what requirements this statement refers to (i.e., the requirements of the SEC”).

The Fund responds by revising this phrase as shown in the Fund’s response to Comment #5 above.

7.
Please clarify whether the Fund’s investments in Government Agency securities include investments in mortgage-backed securities. If so, please revise the “Government Agency Securities Risk” to include appropriate risk disclosure for mortgage-backed securities.

The Fund responds by stating supplementally that the Fund will not invest in mortgage-backed securities as a principal investment strategy.

Prospectus: Performance

8.
We note from our discussion with Ms. Spearo that the date of the reorganization referenced in this section is expected to be March 7, 2007 rather than March 7, 2006. Please revise this section and the related discussion in the Statement of Additional Information to ensure that both the Prospectus and SAI reflect the accurate date and details of the reorganization.

The Fund responds by revising the applicable disclosures in the Prospectus and SAI so that both read as follows:

“The Fund is the successor to the Leader Short-Term Bond Fund, a series of Unified Series Trust (the “Predecessor Fund”), pursuant to a reorganization that is expected to take place on March 2, 2007. Prior to that date, the Fund will have no investment operations. The Predecessor Fund had the same investment objectives and strategies as the Fund and substantially the same investment policies as the Fund. The Predecessor Fund commenced operations in July 2005, and thus does not have a full calendar year of performance.”

Prospectus: Prior Performance of Similar Accounts

9.
We note that due to the difference in the investment strategy of the Fund and that of the composite accounts (that the Fund may only invest up to 30% of its net assets in lower-quality, high yield bonds, while the composite accounts could invest up to 100% in lower-quality, high yield bonds), the composite account performance in this section does not meet the Staff’s requirements for inclusion of prior account performance in a fund prospectus. Please remove this section from the Prospectus.

The Fund responds by removing this section from the Prospectus as requested.

Statement of Additional Information: Investment Policies, Strategies and Associated Risks

10.
Please revise the discussion of duration in the “Debt Obligations” disclosure in this section to clarify the reliability of calculation of duration with respect to variable-rate securities, mortgage-backed securities and collateralized mortgage obligations.

The Fund responds by stating that it believes the reliability of the duration calculation has been discussed in the current disclosure.

11.
With respect to the Fund’s disclosure under the sub-heading “Additional Derivative Instruments and Strategies,” please state whether the Fund will be investing in exchange-traded funds and foreign investment companies.

The Fund responds by stating that it may invest in ETFs and/or Foreign Investment Companies and has clarified the disclosure in the SAI accordingly.

Statement of Additional Information: Portfolio Turnover

12.
Please revise the last sentence in this section to clarify that a high portfolio turnover rate may lead to higher transaction costs and may result in a greater number of transactions that may be taxed at ordinary income rates as short-term capital gains.

The Fund responds by revising the applicable sentence to read as follows: “A high rate of portfolio turnover (100% or more) generally leads to higher transaction costs and may result in a greater number of transactions that may be taxed at ordinary income rates as short-term capital gains.”

* * * * * *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me by telephone at (414) 765-5384, or Deanna Christman at (414) 765-4880.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo
for Trust for Professional Managers

Enclosures

cc:    Carol Gehl, Godfrey & Kahn, S.C.